Goldman Sachs (Asia) L.L.C.

68th Floor, Cheung Kong Center

2 Queen’s Road Central

Hong Kong

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

U.S.A.

China International Capital Corporation Hong Kong Securities Limited

29th Floor, One International Finance Centre

1 Harbour View Street

Central, Hong Kong

As representatives of the prospective underwriters

VIA EDGAR

April 25, 2025

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Ben Phippen
Mr. Marc Thomas

Ms. Aisha Adegbuyi

Ms. Susan Block

Re:	Yuanbao Inc. (the “Company”) (CIK No. 0001995520)

Registration Statement on Form F-1, as amended (Registration No. 333-282164)

Registration Statement on Form 8-A (Registration No. 001-42616)

Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness for 2:00 p.m., Eastern Time on April 29, 2025, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that between April 24, 2025 and the date hereof, approximately 180 copies of the preliminary prospectus of the Company dated April 24, 2025 were distributed to prospective underwriters, dealers, institutional investors and others.

We have been advised by the prospective underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

As representatives of the prospective underwriters

GOLDMAN SACHS (ASIA) L.L.C.
(Incorporated in Delaware, U.S.A. with limited liability)

By:	/s/ Ken Tang
Name:	Ken Tang
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Xinyu Liu
Name:	Xinyu Liu
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]

Very truly yours,

CHINA INTERNATIONAL CAPITAL CORPORATION HONG KONG SECURITIES LIMITED

By:	/s/ Laura Zhong
Name:	Laura Zhong
Title:	Executive Director

[Signature Page to Underwriters’ Acceleration Request]